UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of  December, 2008

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On December 16, 2008, Husky Energy Inc. issued a press release announcing the Company’s capital expenditure program and production guidance for 2009. The capital program of $2.6 billion focuses mainly on maintaining upstream production, midstream and downstream developments and progressing major projects offshore Canada’s East Coast and South East Asia. The press release is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

By:	/s/ James D. Girgulis
James D. Girgulis Vice President, Legal & Corporate Secretary

Date: December 17, 2008

Exhibit A

December 16, 2008

For immediate release

Husky Energy Announces 2009 Capital Expenditure and Production Guidance

Calgary, Alberta – Husky Energy Inc. announced today the Company’s capital expenditure program and production guidance for 2009. The capital program of $2.6 billion focuses mainly on maintaining upstream production, midstream and downstream developments and progressing major projects offshore Canada’s East Coast and South East Asia.

“The global financial turmoil and huge volatility in commodity prices has resulted in a challenging period for our industry. While 2008 is another record year for Husky, the economic uncertainty will require the company to be prudent in weathering the financial crisis. The Company is expecting to be in a minimum debt position,” said John C.S. Lau, President & Chief Executive Officer. “The 2009 capital budget has been established with a view to maintaining the strength of Husky’s balance sheet.”

	Guidance 2008 ($millions)	Forecast* 2008 ($millions)	Guidance 2009 ($millions)
Upstream
Western Canada	1,670	1,730	725
Oil Sands	300	300	65
Canada’s East Coast/Frontier	650	850	800
International	430	230	500
	3,050	3,110	2,090
Midstream	300	180	165
Downstream	300	265	315
Corporate	50	45	30
	3,700	3,600	2,600

*Excludes net investment of $140 million in acquisitions and divestitures.

In preparing the capital expenditure program and guidance for 2009, Husky has taken into account the prevailing economic environment and market conditions. Capital expenditure will be directed to those areas offering the highest potential for returns and long term growth, in particular, Canada’s East Coast, offshore China and Indonesia developments.

Capital expenditure for Western Canada upstream development and exploration has been estimated at $725 million. Husky will also spend $65 million on its oil sands business as it proceeds with moderately ramping up production at Tucker and optimizing development planning for its Sunrise Oil Sands Project.

The Company’s Canadian East Coast and Frontier Operations will receive $800 million for capital expenditure. A large portion of the East Coast spending will be made towards the completion of the White Rose satellite tie-back project at North Amethyst and to progress work on the West White Rose satellite field.

For projects offshore China and Indonesia, a capital expenditure program of $500 million has been allocated. Delineating and evaluating the Liwan discovery on Block 29/26 in the South China Sea, which began in November 2008 with the arrival of the West Hercules deepwater drilling rig, is the major focus of the 2009 program. The remainder of the capital expenditure will be used for additional exploration in the South and East China Seas, and the development of the Madura BD field, offshore Indonesia.

In Midstream, Husky will spend $165 million, largely on plant maintenance, pipelines, infrastructure and related operations.

Capital expenditure for Downstream is forecast at $315 million. Spending will focus on commitments to the Toledo Refinery joint venture, engineering work and maintenance at the Lima Refinery, and maintenance at Canadian ethanol, refining and retail facilities.

“With a diverse asset portfolio, Husky is well positioned to respond to opportunities in acquisition, development and exploration activities in excess of this guidance,” said Mr. Lau.

For production guidance, Husky anticipates that the 2008 production will average approximately 356,000 barrels of oil equivalent per day reflecting a decline in natural gas production and ice management issues off Canada’s East Coast. Reduced production levels in 2009 are expected due to facility turnaround activities at White Rose and Terra Nova, a period of reduced production at White Rose to allow for the tie-in of the North Amethyst satellite and reduced spending in Western Canada.

The North Amethyst satellite tie-back project and the South East Asia developments are anticipated to contribute to production growth commencing in 2010 and 2012/13 respectively.

	Forecast 2008	Guidance 2009
Light Oil and NGLs (mbbl/day)	123	92 – 109
Medium Oil (mbbl/day)	27	25 – 28
Heavy Oil and Bitumen (mbbl/day)	107	95 – 105
	257	212 – 242
Natural Gas (mmcf/day)	596	585 – 620
Total Production (mboe/day)	356	310 – 345

Husky Energy is a Canadian based integrated energy and energy related company headquartered in Calgary, Alberta. Husky Energy is a publicly traded company listed on the Toronto Stock Exchange under the symbol HSE.

Certain statements contained in this news release constitute forward looking statements or information (collectively, “forward looking statements”) within the meaning of applicable securities legislation. These forward looking statements relate to future events or Husky's future performance. The use of any of the words “could”, “expect”, “believe”, “will”, “projected”, “estimated”, “anticipated” and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking statements and are based on Husky's current belief or assumptions as to the outcome and timing of such future events, and in this news release includes references to future capital and other expenditures, construction activities, development plans, oil and gas production levels and the sources of growth thereof, and the dates by which certain projects may be developed or may come on-stream. Actual future results may differ materially. Husky's annual report to shareholders and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.comand the EDGAR website www.sec.gov) describe the risks, material assumptions and other factors that could influence actual results. Except as required by applicable securities laws, Husky disclaims any intention or obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Cautionary note regarding measurement – The Company uses the term barrels of oil equivalent (“boe”) which is calculated on an energy equivalence basis whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. Readers are cautioned that the term boe may be misleading, particularly if used in isolation. This measure is primarily applicable at the burner tip and does not represent value equivalence at the well head.

Investor Inquiries please contact:	Media Inquiries please contact:
Patrick Aherne Manager, Investor Relations Husky Energy Inc. 403-298-6817	Graham White Corporate Communications Husky Energy Inc. 403-298-7088